Filed by Vignette Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                               Subject Company: OnDisplay, Inc.
                                                  Commission File No. 000-28455


                  VIGNETTE COMPLETES ACQUISITION OF ONDISPLAY

Austin, TX, July 6, 2000 - Vignette Corporation (Nasdaq: VIGN) today announced that it had completed its acquisition of OnDisplay, Inc. (Nasdaq: ONDS). As a result of the merger of OnDisplay and Wheels Acquisition Corp., Vignette's merger subsidiary, OnDisplay is now a wholly owned subsidiary of Vignette.

"With the acquisition of OnDisplay, Vignette reached an important milestone," said Greg Peters, president and CEO of Vignette. "With OnDisplay's business-to-business infrastructure products we have a broader and deeper platform that enables companies to integrate more closely with their customers, suppliers and business partners through the real-time exchange of information and transactions."

About Vignette Corporation
Vignette Corporation (Nasdaq: VIGN) is the leading supplier of e-business applications for building online businesses. Vignette's products enable Internet businesses to create and extend relationships with prospects, customers, suppliers and partners. Vignette powers more than 650 of the leading dot.com and Fortune 500 e-businesses, including AT&T, BMW, CBS Broadcasting, CNET, Daimler/Chrysler, Simon & Schuster, Sprint, Tandy Corporation, and United Airlines. Headquartered in Austin, Texas, Vignette Corporation has offices located throughout Europe, Asia, and Australia and can be found on the Web at http://www.vignette.com.